Filed by The Ryland Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Ryland Group, Inc.

Commission File No.: 001-08029

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call EVENT DATE/TIME: JUNE 15, 2015 / 12:00PM GMT OVERVIEW: Co. announced that SPF and Ryland Group have agreed to combine in an all stock merger of equals. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call CORPORATE PARTICIPANTS Scott Stowell Standard Pacific Corporation—President & CEO Larry Nicholson Ryland Group, Inc.—President & CEO Jeff McCall Standard Pacific Corporation—CFO CONFERENCE CALL PARTICIPANTS Stephen East Evercore ISI—Analyst Ivy Zelman Zelman & Associates—Analyst Nishu Sood Deutsche Bank—Analyst Jason Marcus JPMorgan—Analyst Matthew Bouley Credit Suisse—Analyst Susan Maklari UBS—Analyst Susan Berliner JPMorgan—Analyst Trey Morrish Barclays Capital—Analyst Will Randow Citigroup—Analyst Jay McCanless Sterne, Agee & Leach—Analyst Buck Horne Raymond James & Associates, Inc.—Analyst Jim Finnerty JMP Securities—Analyst PRESENTATION Operator Good morning, and welcome to the Standard Pacific Home and the Ryland Group Inc’s investor conference call to discuss the recently announced merger agreement. Today’s conference is being recorded. Before we begin, I would like to direct your attention to the Company’s notice regarding forward-looking statements, and remind you that this conference call contains forward-looking statements, including statements concerning future financial and operational performance. Actual results may differ materially from those projected in the forward-looking statements. For additional information regarding factors that could cause actual results to differ materially from those contained in the forward-looking statements, please see Standard Pacific’s and Ryland’s SEC filings including reports on Form 10-K and Form 10-Q under the heading risk factors. In addition, such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain stockholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction, the integration of Ryland and Standard Pacific, opportunities for operational improvement including but not limited to, cost reduction and capital investment, the strategic opportunity and perceived value to Ryland’s and Standard Pacific’s respective stockholder of the transaction, the transaction’s impact on among other things the combined Company’s prospective business mix, margins, transitional costs, the ability to achieve projected synergies, the timing of the realization of synergies, integration of costs and anticipated impact to earnings per share. With respect to these statements, Ryland and Standard Pacific have made assumptions regarding, among other things whether and when the proposed transaction will be approved, whether and when the proposed transaction will close, the result and impacts of the proposed transaction, competitive conditions in Ryland’s and Standard Pacific’s businesses, and possible adverse actions of their respective customers, competitors and suppliers. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call A question and answer period will follow today’s prepared remarks. A recording of today’s presentation will be available for replay a few hours after this call ends, and will continue to be available on the Company’s website for 30 days. I would now like to turn the call over to Scott Stowell, President and Chief Executive Officer of Standard Pacific Homes, and Larry Nicholson, and President and Chief Executive Officer of the Ryland Group. Please go ahead, gentlemen. Scott Stowell—Standard Pacific Corporation—President & CEO Thank you, Hannah, and hello, everybody. Thank you for joining us today on this early morning call. Larry and I are thrilled to be sitting side by side to share with you this exciting news of our two great companies coming together. Larry Nicholson—Ryland Group, Inc.—President & CEO Absolutely, Scott. This is a momentous day for Ryland and Standard Pacific. Joining Scott and me on this call are Gordon Milne, Ryland’s Chief Financial Officer, and Jeff McCall, Standard Pacific’s CFO. After we go through our presentation, we will open it up to your questions. Why don’t you kick us off Scott? Let’s get started. Scott Stowell—Standard Pacific Corporation—President & CEO Terrific. Thanks, Larry. As I mentioned, we’re excited about this morning’s announcement that Standard Pacific and the Ryland Group have agreed to combine in an all stock merger of equals. When we look around the industry and evaluate possible combinations, we believe like many of you have been suggesting to us for years, that putting our two great companies together overwhelmingly makes sense. We have the right companies, with the right management teams, at the right time. For both companies, the merger allows us to accelerate our growth strategies and achieve longer-term strategic objectives immediately, while at the same time strengthening our balance sheet. The transaction facilitates growth into attractive markets with valuable geographic and product diversification, expanding our reach deeper into attractive long-term housing markets, and enhancing our growth prospects. It provides an opportunity to take advantage of significant potential synergies, and leaves us better positioned to navigate the homebuilding cycle with expertise in product, from entry level through luxury, and an investment portfolio that is more evenly balanced across the country. And while the integration of two large companies is sure to be a challenge, we believe we have the best-in-class executive leadership team that is up to the task of leading our combined organization successfully through this transition to capture the strategic value of this combination. With similar cultures, management philosophies and strategic directives, our combined teams see the homebuilding business the same way, and are eager to learn from each other as they work together to create a combined Company that we anticipate will be greater than the sum of the parts. It is also the right time to engage in this transaction. We believe we are making this move at a time in the homebuilding cycle when we will be able to complete the integration and position the Company to capitalize on the housing market recovery. We also believe that there may be more consolidation in our industry over time, and that waiting would have risked our chance of choosing what we believe is the best possible combination for our stockholders. Let’s turn our attention to slide 4, which is the summary of the transaction. The transaction will be an all-stock merger of equals, with the exchange ratio based on the volume weighted average price of each Company’s stock over the past 28 days. At the time of the merger, Standard Pacific will implement a 1-for-5 reverse stock split for its shares. And after taking into account the reverse stock split, Ryland shareholders will receive approximately 1.02 Standard Pacific shares for each Ryland share. Standard Pacific shareholders will represent approximately 59% of the combined Company’s equity ownership, and Ryland shareholders will represent approximately 41%. The combined Company will operate as one brand, with our new name and stock ticker to be announced prior to the transaction close. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call When you create a new Company, one that is writing a new chapter in the notable history of two homebuilding leaders, its new identity is deserving of a lot of thoughtful consideration. A well-orchestrated transition plan will be fully developed to ensure that the tremendous brand equity and awareness that has been built under both the Standard Pacific and Ryland names is pulled forward into our promising future. Upon completion of the transaction, I will serve as Executive Chairman, and Larry will serve as President and CEO. Peter Skelly, Ryland’s current COO will remain the Chief Operating Officer, and Jeff McCall will remain the Chief Financial Officer of the combined Company. Including Larry and myself, the Board of Directors of the combined Company will consist of ten persons, five of which will be current Standard Pacific Directors, and five of which will be current Ryland Directors. Bill Jews, Ryland’s current Chairman will serve as lead Independent Director, and Ron Foell, Co-Founder and Chairman of the Board of Standard Pacific will retire at the time of the closing, after 50 years of service with Standard Pacific. The transaction has been unanimously approved by both Boards of Directors and is expected to close in the fall of this year, subject to customary closing conditions, timing of SEC review and shareholder approvals. As part of the merger agreement, MatlinPatterson has agreed to vote its 49% voting interest in Standard Pacific in favor of the transaction. Let’s turn to slide 5 to highlight the strategic rationale for the transaction. As I said earlier, the merger allows both companies to achieve long-term strategic objectives immediately, while at the same time strengthening our balance sheet. The broad geographic and product diversification we obtain as a result of the merger, reduces concentration risk and should allow us to better navigate the homebuilding cycle. The economies of scale from the larger platform will drive valuable operating efficiencies, and our larger market capitalization will enhance our potential capital market opportunities. The combined Company will be the fourth largest home builder in the US, and will have a presence in 17 states with 26 divisions serving 41 markets capitalizing on Standard Pacific’s longstanding California presence, Ryland’s Midwest and East Coast history and strength, and the collective depth of the companies in the sunbelt markets. We will have homebuilding operations in 20 of the top 25 MSAs, including a top 5 market share in 15 of the top 20 MSAs in the country. For the 12 months ending March 31, 2015, the pro forma combined Company would have approximately 540 active selling communities with revenues of $5.1 billion, and pre-tax earnings of $624 million, collectively owning or controlling 74,000 home sites and attractive housing markets nationwide. Product offerings, spanning the breadth of the consumer spectrum provide complementary price points and product mix, where we can leverage our expertise from entry level through luxury. This powerful price point diversity, coupled with our expanded geographic footprint leaves the combined Company well-positioned to capitalize on potential operating efficiencies, while mitigating the risk against changes in consumer sentiment, and significantly reducing the potential impact of a downturn in any particular geography. The combined Company’s strengthened balance sheet will enhance its strategic flexibility, and we anticipate receiving significant benefits from cost synergies. We have identified potential run rate cost savings in the range of $50 million to $70 million, and excluding purchase accounting, anticipate the transaction will be accretive to 2016 earnings. Last, the merger brings together two of the most experienced and highly regarded management teams and operating talent in the industry, strengthening the overall capability of the Company. We believe that in addition to the identified potential cost savings, there is an opportunity to unlock significant value by combining the best practices and cultures of two of the best operators in the industry. Now I’d like to turn the call over to Larry who will share some more details about our exciting combination with you. Larry Nicholson—Ryland Group, Inc.—President & CEO Thanks, Scott. Let’s turn to slide 6 to take a more detailed look at the leading national homebuilding platform we will be creating through this merger. The combined Company will have 74,000 lots under control, last 12 months revenues of $5.1 billion, pre-tax earnings of $625 million, and a backlog of $2.5 billion. Both companies have a history of strong financial performance, with Standard Pacific leading the industry in gross margin performance, and Ryland leading the industry in returns on equity. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Let’s turn to slide 7. We will be the fourth largest home builder based on last 12 months revenue, and based on current stock prices we’ll have a combined equity market capitalization of $5 billion, and an enterprise value of $8 billion. Please turn to slide 8. As you can see on slide 8, we will have a combined presence in 17 states, with 26 divisions serving 41 MSAs and 538 active selling communities. Our combined geographic footprint capitalizes on Standard Pacific’s longstanding California foothold, and Ryland’s Midwest and East Coast strength and the collective depth of the companies in the Sunbelt markets. Standard Pacific and Ryland operate in many of the same markets, with nine overlapping divisions. Combining our business in these markets will generate many marketing, operational and cost benefits. Please turn to Slide 9. Slide 9 shows the geographic breakdown of the combined Company’s revenues. Revenues, lot supplies and dollars invested will be well-diversified across attractive housing markets throughout the country. The transaction reduces geographic concentrations for both companies, and will allow for better management of risk through the cycle. We don’t expect to enter any additional markets in the near-term, and we’ll focus our efforts on growing our current markets. Please turn to slide 10. Now we have historically found that scale in a market has generally correlated with better performance in such market. Slide 10 demonstrates just how strong our market position will be across the country. Combined, we will have a top 3 market share position in 15 markets, and a top 5 market share position in 24 markets. Of those 24 markets, 15 are in the top 25 homebuilding MSAs. Please turn to slide 11. The Company will have 74,000 lots across key markets, the fifth largest lot supply of the public home builders, and a 5.9 year supply based on the trailing 12 months. As you can see in the pie charts, there’s a good geographic distribution of the home sites, just over a quarter of the lots are controlled by option agreements, and just over half of our lots are owned, and finished lots are at some stage of vertical construction. Please turn to slide 12. Standard Pacific and Ryland have complementary product offerings across the full customer segment spectrum. We would expect the combined Company to move towards a 25% to 30% entry level, a 50% to 65% move-up, a 5% to 10% luxury, and a 5% to 10% active adult segment. The merger expands our reach, and enhances our growth prospects by combining the strengths of each Company to build an even more dynamic organization, with Ryland’s operational expertise that serves the first-time and first move-up markets, and Standard Pacific’s innovative home design and personalized customer experience that serves the move-up and luxury markets. I’d like to now turn the call over to Jeff McCall who will share a few more details. Jeff McCall—Standard Pacific Corporation—CFO Thanks, Larry. Turning to slide 13, and here we highlight the strong pro forma credit profile of the combined companies. We believe our larger scale, expected synergies, and improved geographic and product diversification strengthen the credit profile of the combined companies, and the benefits of such we expect will be recognized in the near- to medium-term by the rating agencies, our investors, and our lenders. We expect all the existing Senior Notes and convertible notes to remain in place, and we will immediately start working with our revolving credit lenders to appropriately size a new revolver. The chart on the bottom of the page outlines the pro forma debt maturity profile. And it’s as if this deal has been in work for many years, as Ryland and Standard Pacific do not have a senior note that come due in the same calendar year. On slide 14, we walk you through our pro forma share count, as if the transaction occurred on March 31 of this year. After accounting for the conversion of all remaining preferred shares in the Common Stock and the 1-for-5 reverse stock split, Standard Pacific would end up with approximately 72 million shares. You then take Ryland’s outstanding share count, multiply by the exchange ratio, and Ryland shareholders will receive a total of 48 million shares of Standard Pacific stock. We’ll end with a combined basic shares outstanding of about 120 million shares. Immediately following this transaction, we will end with a very clean capital structure, and one class of Common Stock outstanding. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call This merger is expected to result in significant synergies and value creation. The cost savings from combining our corporate functions, our mortgage and title companies, and the nine overlapping divisions are expected to be approximately $50 million to $70 million, the cost synergies we realize through a combination of purchasing efficiencies, facility rationalizations and personnel costs. Full run rate cost synergies are expected to be realized in 12 to15 months, and will equate to approximately $0.23 to $0.32 on a split-adjusted pro forma diluted share basis. The Ryland balance sheet will be subject to ASC820 or fair value accounting, and their assets and liabilities will be effectively mark-to-market. We’ll be working with a big four accounting firm to assist us with this application of ASC820. One of the larger, more immediate impacts will be the impact on Ryland’s acquired backlog. Ryland’s backlog at the end of the first quarter stood around 3,500 homes. And if we were to apply fair value accounting to that backlog, it’s estimated to increase the cost of sales by $100 million to $150 million, effectively writing Ryland’s backlog down to a blended 12% margin. The majority of that $100 million to $150 million will flow through cost of sales in the first six to nine months. We do expect to book goodwill as a result of this transaction, currently estimated somewhere in the neighborhood of 10% to 15% of estimated pro forma book capitalization. Keep in mind, that the final accounting will be adjusted for the closing balance sheet and the closing stock price, and the methodology applied could materially vary from these estimates. Larry Nicholson—Ryland Group, Inc.—President & CEO Okay. Turning to slide 16. The merger combines two management teams with vast homebuilding experience and industry knowledge. Scott will become Executive CEO, I will be President and CEO. Scott Stowell—Standard Pacific Corporation—President & CEO Executive Chairman. Larry Nicholson—Ryland Group, Inc.—President & CEO Executive Chairman, I’m sorry. Jeff McCall will be CFO, and Pete Skelly will be COO. Gordon Milne, Ryland’s CFO, will retire after assisting with integration of the two companies. Gordon has been with Ryland for 15 years, and has been a terrific CFO, employee and friend. We wish him all the best as he moves towards retirement. Turning to slide 17. Scott and I look forward to creating a strong partnership as leaders of the Company. Scott will be responsible for leading and initiating the process of strategy development, and working with me, and conceptualizing and communicating the Company’s purpose, vision, core values, and culture. Scott will chair the land investment committee, and will also be responsible for leading the integration of the two companies. I, as CEO will lead day-to-day operations, including land acquisitions, pricing strategy, annual business planning and capital allocation, as well as managing the combined mortgage business, and will serve as the lead voice for the combined Company. Together, we share a goal of creating value for our stockholders, providing a great place to work for our employees, and serving our customers with the team of people who know what it takes to provide a great homeowner experience. Please turn to slide 18. This summary slide really says it all. I’ll let you read through the bullet points yourselves. They are all compelling reasons why Scott and I are so excited about combining Ryland and Standard Pacific as one great new entity. We truly believe we have the right companies, the right teams, and it is absolutely the right time. With that, Scott, Jeff, Gordon and I would be happy to answer your questions. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call QUESTIONS AND ANSWERS Operator Thank you. (Operator Instructions) We’ll take our first question from Stephen East from Evercore ISI. Stephen East—Evercore ISI—Analyst Thank you. Congratulations, guys, a great transaction. Larry Nicholson—Ryland Group, Inc.—President & CEO Thank you. Stephen East—Evercore ISI—Analyst This is personally addressed to Scott and Larry. You all talked, mentioned a little bit about in your opening remarks, the cultures and the similarities there. Could you talk about both the cultures? And then Scott, maybe flush out your role a little bit more and help us understand a little more in concrete detail what you will be doing there? Scott Stowell—Standard Pacific Corporation—President & CEO Sure, thanks, Stephen. Both Larry and I value culture as a source of competitive advantage in homebuilding. While it’s an imitation business in many regards, you just can’t copy somebody’s culture. So we value that and we certainly want all of you listening on the call to know that our cultures are more similar than they are different. We value people the same way. We value how important local, how local this business is and how important it is for our operators to run their businesses. We both focus on execution. There’s a strong customer focus and a strong quality orientation. All of those things match up very, very well, and we’re quite confident based on a lot of discussions that we’ve had, because this is an important concept as we integrate two great companies, we’re going into this confident that our cultures will embrace each other and we’ll move forward quickly. Now with regard to my role as Larry defined it as executive chair — and first of all, Larry and I also spent a lot of time together carefully designing our roles. So that they were meaningful roles for both of us and that they were clear, so that the Company understood each of our roles and that we weren’t going to be bumping into each other. But as we defined it, I’m going to be responsible for initiating and leading the strategy development with the Board and Larry and the management team. As he stated, I am going to lead the integration and sit and chair on the land committee. But in all team orientations and this really, we view this as a strong management team, we’re going to do the things that we need to do, to assure that the Company is executing its plans, and we’re generating as much value as we can for our shareholders. Larry Nicholson—Ryland Group, Inc.—President & CEO Yes, Steve on the culture, I’d like to jump in a little bit too. And I agree with everything Scott said, but I think both of our companies are built on the core value of doing the right thing which empowers our employees to be effectively balanced, the freedom to perform both through talent, experience, and judgment and responsibility. We both have a strong will to win in the marketplace. We’re unafraid of lofty goals, and we’ve demonstrated — we have been able to demonstrate strong performance, display a competitive spirit, and value teamwork and collaboration. And 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call I think through this and all of the discussions we’ve had, I think we’re 100% on point with that, and have no concerns moving forward that it’s the right opportunity for both of us. Stephen East—Evercore ISI—Analyst Okay. All right. And then the second topic, Larry, if you wouldn’t mind talking a little bit about the broader management structure below you, and what I guess the initial focus execution-wise as you move forward? And then if you all wouldn’t mind, how do you reconcile the land strategy in California with heavy investment with Standard Pacific, versus your much more diversification name if you will? Larry Nicholson—Ryland Group, Inc.—President & CEO As far as structure going forward, Stephen, below the corporate staff, obviously, Pete will be in charge of the operations on a day-to-day basis. We’ll have four region presidents which will be named in the near-term, when we have nine overlapping divisions that we’ll be working through. So I would expect within the next 90 days we’re have all of that ferreted out and put together. So by the time that this opportunity would close, we will be able to hit the ground running. Scott Stowell—Standard Pacific Corporation—President & CEO And Stephen with regard to the land strategies, for starters, we both underwrite land on a very consistent and conservative basis. You can imagine in the early discussions how much focus there was on land, land buying, land philosophy. Our strategies again, are less different than some of you may think, and the differences that do exist are more related to differences in geography and not differences in our strategies. As both of us have said, and both companies the key driver for us is return on our invested capital. In certain markets like California where you’ve got to go longer on land, it’s generally always all cash. We are risk-adjusting those deals to make sure that we’re getting the best returns. And in other markets, where you are getting finished lots like Dallas or Indianapolis, you might accept lower margins and high inventory turns as a result of that. And those can also, can generate really good returns. So at the end of the day our land strategies are very consistent, just invest to get the highest risk adjusted returns that we can. Stephen East—Evercore ISI—Analyst Okay, thanks, and congratulations again. Operator Next we’ll take Ivy Zelman with Zelman & Associates. Ivy Zelman—Zelman & Associates—Analyst Good morning, everyone. Congratulations. I hope you can hear me okay. I wanted to focus in on your views of the cycle. You mentioned the timing with the opportunity for the combination and integration, recognizing assuming you have a more steady growth environment over multiple [peers] with respect to the outlook. Maybe you can talk about respect to cash flow generation, and what would you do with that cash flow, assuming you have 74,000 lots, and you’re well positioned, you’ll have to enter into new markets? I think that if you go back to Jeff, you said this combination allows for an acceleration of what you wanted to look like 15 years from now. So recognizing that you don’t have to have that kind of capital investment, let’s talk about what 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call you are going to do with capital, or sorry cash flow that you are going to generate to drive returns? And what do you think on the outlook, in terms of the years ahead of you in terms of growth? Thank you. Larry Nicholson—Ryland Group, Inc.—President & CEO Wow, that was a long question Ivy. I guess, how I’d start is, that we think we’re in the early stages of the recovery. So we think this is the perfect time to put these two great companies together, get them integrated, be in a position of strength to maximize on the long-term of the cycle. So we think the timing is perfect. We think that our land combination is perfect. We think the cultures are purchase, and just don’t find any reasons not to do this at the point. I’ll turn to Jeff on cash flow and let him answer that. Jeff McCall—Standard Pacific Corporation—CFO Yes, as it relates to cash flow we’re — both companies getting to the point where cash pretty much close to cash neutral, and starting to generate a significant amount of cash. Because we do have a 74,000 lots and we’re in a very strong position. As we generate more and more cash, the focus will lean a little bit more towards returning that cash to shareholders. As you know, Ryland maintains a dividend right now, and subject to Board authorization we plan on continuing that dividend policy, and we’ll be looking to balance that capital return to shareholders while continuing to invest in growth, but to a slower extent because we do have the enviable position of the 74,000 lots to work through. Ivy Zelman—Zelman & Associates—Analyst Okay. And I guess, everyone is in thinking about this deal, can’t help but remember the last public deal which unfortunately left everyone with a very bad taste in their mouth which was impacting (inaudible). Maybe you could talk about maybe some lessons learned from that deal, just what you could capitalize on? I know you’re in a very different environment, and Larry, you pointed out you’re in the early innings, but is there anything that you can (inaudible) to mitigate just by having watched that combination— Larry Nicholson—Ryland Group, Inc.—President & CEO Hey, Ivy? We’re sorry, we just can’t hear your question. You’re fading out. So if you can — ? Ivy Zelman—Zelman & Associates—Analyst Can you hear me better? Larry Nicholson—Ryland Group, Inc.—President & CEO Yes, we can. Ivy Zelman—Zelman & Associates—Analyst Can you hear me now better now? Okay. I guess, I want to ask a question that I think is a tougher one to answer, but one we would appreciate your thoughts around. The Pulte-Centex deal, l obviously the timing was extremely different. But with respect to integration, two large public companies, are there any lessons that you can glean from that combination, where this mitigates risk, that you can do with this combination that would obviously result in a lot less value destruction? Because that’s — unfortunately the memories are still pretty vivid of that combination, so any comment on that? And thank you for it, appreciate it. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Larry Nicholson—Ryland Group, Inc.—President & CEO Yes, I guess, where I’d start with that, is I think timing in the cycle obviously was a huge negative for them. I also think we have less overlap in markets, where they probably overlapped in probably 70% to 80% of their markets. We have nine divisions that overlap, so we have a little bit less integration than they would have had through that process. I think the key is really for management to clearly communicate our vision for that integration, and execute that integration. And I think that we’re going to work hard to do that. Obviously, this is a difficult task. Scott’s going to lead it, and I’ll let him speak to it. But I think we’re up to the task, and we spent a lot of time talking about that prior to the merger, and I think we’ll be able to accomplish pretty much everything we’ve set out to do. So Scott. Scott Stowell—Standard Pacific Corporation—President & CEO Yes. Thanks, Larry. It’s clear to us that obviously we have to execute the integration to create the value. We’re focused on that. Work is starting immediately on an end-to-end, strategic — integration process. Our focus will be first to protect the base business, so that we don’t lose focus and we’ll make sure we don’t distract our operations too much. And then we want to focus on capturing the stated synergies that Jeff outlined as quickly as possible. And then also, we think there’s an opportunity to seek out and extract the hidden value that’s available through the best thinking of both companies and their best practices. And then leveraging them through effective integration. And we can cite the Streetman and the Centerline acquisitions that we did, how quickly, just by thinking about the business differently, immediately we saw some value creation in margin. And we fully expect when we combine and get the best thinking of the highest return on equity builder, and then we share our thoughts and practices and strategies around generating margin that we’ll be able to do some pretty terrific things, And then also we understand how vitally important cultural integration is as well, and we’ll be focused on that. Larry Nicholson—Ryland Group, Inc.—President & CEO Yes, one thing (multiple speakers) I’d add to that too, Ivy, is on the integration part, which obviously is the technology side of integration which runs a big part of our businesses today. We run on the same platform, so we all run on JD Edwards. We use Microsoft CRM, we use Hyphen for construction scheduling, and we use Encompass in our mortgage business. So everybody is working on the same platforms today, and that’s a big, big plus to move forward timely. Ivy Zelman—Zelman & Associates—Analyst If I can sneak in one more, I know that in talking with you guys, you looked at this combination over the years casually and discussed it, but really it heated up a few months ago. Maybe Larry and/or Scott you can comment on really how you were the only dance partners that you really considered? There wasn’t really any other companies that you had, went through the — I guess, significant steps and then decided that it didn’t work? Maybe Larry, Scott, you can comment on why the two of you or were you the only two that really you looked at combining? Scott Stowell—Standard Pacific Corporation—President & CEO Thanks Ivy. We did not run a broad process here. We just didn’t want to parade our companies around and have people get inside our business or distract our management from its day-to-day business. So we were very targeted. And Larry and I we’ve admired and respected our companies for a very long time, and we have from time to time engaged in discussions about the value that would be available to shareholders if we combined our companies. And we just came to a point here recently — and while we both have very strong positions today, and we’re confident that we could — that we can capitalize on this homebuilding recovery, we really think that together, we’re better, and we’re going to create more value together. And so, it just 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call made sense. And we are a very unique management team and company cultures to be able to actually come together in the spirit of a merger of equals, and to be real partners. And Larry and I have really worked on that [for] years together off and on. And we’re really pleased to be able to announce this, and we enter with tremendous confidence. Ivy Zelman—Zelman & Associates—Analyst I wish you guys — best wishes to all of you, thank you. Scott Stowell—Standard Pacific Corporation—President & CEO Thank you, Ivy. Operator Next we’ll go to Nishu Sood with Deutsche Bank. Scott Stowell—Standard Pacific Corporation—President & CEO Nishu, are you on mute? Nishu Sood—Deutsche Bank—Analyst Hello, sorry about that. Let me just add my congratulations as well on the exciting news today. Sorry you couldn’t hear me there. Let me start out, I wanted to ask about the timing, wanted to dig into that a little bit as well. There’s a lot of things that have to obviously line up for something like this to happen, shareholder views, obviously management and the different roles, the cycle, valuations where, and how investors are viewing the companies. Which of those factors was the kind of driving consideration here? I was just wondering if you could talk a little bit about the process, and how you came to the decision at this point? Larry Nicholson—Ryland Group, Inc.—President & CEO Well I think, ultimately we look at value for the shareholder, and what does the combined Company do, what does it give us the ability to do? And we think it gives us the runway to really maximize our business, and actually accelerate our growth goal. So we see that as the big part of it. All of the other things that have to happen in the process between the regulatory and the shareholders, are all important parts of the business. But I think it starts with Scott and I and our Boards agreeing that this makes total sense, and it is in the best value for our shareholders. Nishu Sood—Deutsche Bank—Analyst Got it. Okay, and I had two questions, just detail oriented. The $50 million to $70 million in cost synergies, I was wondering if you could break that down for us between overhead cuts and purchasing synergies as you mentioned, so kind of thinking about it to break it down on the gross profit level and the SG&A. And then, you mentioned a corporate presence in the East, I was just wondering if you could walk us through what’s going to drive that? You folks obviously have some pretty significant operations on the East already, so what’s the kind of thought process behind that? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Jeff McCall—Standard Pacific Corporation—CFO Yes, Nishu, this is Jeff. I’ll take the first part, on the cost side. [Coming in the] cost of sales line, out of that $50 million to $70 million, we think that it’s about $10 million to $20 million of costs that come out of cost of sales, and the rest is more overhead related. We would expect to get roughly $30 million to $35 million of those savings in place by year-end, assuming that the transaction closes in early fall as we believe it will. And then, the rest will get into a full run rate 12 to 15 months after closure. Scott Stowell—Standard Pacific Corporation—President & CEO And Nishu, this is Scott. So with regard to the headquarter question, currently both companies had headquarters in Southern California. But given the size of the new Company, it certainly makes sense to us that within the next couple of years, we would expect to develop a corporate presence on the East Coast while continuing to maintain a corporate presence in the West. Nishu Sood—Deutsche Bank—Analyst Got it. Okay, great. Thanks for the color. Operator Next we’ll go to Michael Rehaut of JPMorgan. Jason Marcus—JPMorgan—Analyst It’s actually Jason Marcus in for Mike. My first question is just on the overall lot position, I guess, of the combined Company. As you look across the new lot positions, are there any areas where you think there is just a little bit too much overlap, where you might want to dispose of certain land positions? And if so, could you just comment on where that might be? Larry Nicholson—Ryland Group, Inc.—President & CEO Well, we have 74,000 lots across the space. I would tell you today as we look at it, we don’t think we’re in any positions we would have to liquidate anything. As you know, we believe land drives the business, and obviously, land continues to go up in price, so what we own becomes more valuable every day. So I think we’re real happy with our land position. Through the process, we’ve looked at all of the markets and the combinations, we become much bigger in many markets which will also give us additional opportunities to purchase lots. Just because of our sheer size, we become a bigger player in a lot of markets. So we think we have a great lot position, and we think there will be plenty of opportunities for us going forward. Jason Marcus—JPMorgan—Analyst Okay, great. And then, just a quick question on the DTA, and if the merger will have any impact on any limitations? Scott Stowell—Standard Pacific Corporation—President & CEO Yes. No, we don’t expect the merger to have any impact on either Company’s deferred tax assets. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Jason Marcus—JPMorgan—Analyst Okay, thanks. Operator Next we’ll go to Mike Dahl with Credit Suisse. Matthew Bouley—Credit Suisse—Analyst Hi, this is actually Matthew Bouley on for Mike. Thanks for taking my questions. So just wondering if — you talked a lot about the timing now. I’m just wondering, what are you actually seeing out in the market now that led you to believe that now is actually the right time to really execute the deal? Larry Nicholson—Ryland Group, Inc.—President & CEO Well, I think we said earlier that we think we’re in the early innings of the a recovery. And we felt that if we did this now, we’d get it done and we would hit the ground running, and be able to maximize that run up in the new home market. So I think we think timing is good. We think we’re well-positioned in all of the right markets, so there’s no additional markets we need to look at. So I think when you put the two together, and you look at every part of the business we’re extremely comfortable going forward that we’re in a very, very strong position to grow our Company. Scott Stowell—Standard Pacific Corporation—President & CEO And I would just add to that, that we certainly don’t think it’s too early now, having just been through this Great Recession. Larry Nicholson—Ryland Group, Inc.—President & CEO Yes. (Laughter). Scott Stowell—Standard Pacific Corporation—President & CEO The risk now to an opportunity like this would be that we’d do it too late. And so, in order to integrate the Company effectively, and then position it to maximize and fully capitalize on the housing recovery, we think now is the right time. Matthew Bouley—Credit Suisse—Analyst Okay. Got it, thanks. And then just on the $50 million to $70 million range, I was just wondering if you could talk about, what are some of the things that could push you more towards the $70 million range, or closer down to the $50 million side of it in terms of synergies? Thanks. Jeff McCall—Standard Pacific Corporation—CFO Sure. As one would expect, we intend on grinding every single line item of every single cost. And I think that’s as we get down to the detail, and now this is public, there’s a lot more knowledge within the companies, and we can put a much finer point on that analysis. So we plan on attacking it very aggressively. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Matthew Bouley—Credit Suisse—Analyst Got it. Thanks, and congratulations on the deal. Scott Stowell—Standard Pacific Corporation—President & CEO Thank you. Operator Next we’ll go to Susan Maklari with UBS. Susan Maklari—UBS—Analyst Good morning. Scott Stowell—Standard Pacific Corporation—President & CEO Good morning. Susan Maklari—UBS—Analyst One of the things that a lot of people are sort of waiting for in terms of the next stages of the recovery is the entry level buyer coming back. And this combined entity will have about 70% of its sales coming from (inaudible) product. Can you talk a little bit about your ability to sort of flex in terms of the product, in order to perhaps really garner the true advantages as recovery continues? Larry Nicholson—Ryland Group, Inc.—President & CEO Yes, well I think we said in our prepared remarks that we would expect to increase our combined entry level because we do expect that market to continue to grow. So we do have obviously operations today that do entry level product, and we’re very focused on the markets and the market research to make sure we’re ahead of that curve. So I think we will be well-prepared for that, so I think that we’ll look at every opportunity through all of the markets, and to expand that. And also, I think that all of the other things that we talked about is the luxury and the active adult also has the ability to expand from where we are today. Scott Stowell—Standard Pacific Corporation—President & CEO What we, Susan, this is Scott. What we think is exciting about this opportunity is to combine our companies is that we each have unique capability to build to all of these segments. And the combined Company entry level at about 24% is right in the range of where we would expect it to be. We like that the strength that Ryland brings there, but we’re both building entry level housing, plus or minus this percentage today in really good markets. This 70% of move-up is where we will probably look to shift some of that 70% down to 55% to 60% and grow the luxury and grow the active adult. And as I said, at the beginning of my comments, we have capability to do that in our Company. Susan Maklari—UBS—Analyst Okay. And you feel like the land position will allow you to start to take that on? 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Scott Stowell—Standard Pacific Corporation—President & CEO Absolutely. And then, the future land that we buy will be targeted to execute against that type of a product mix strategy and strategic positioning in our markets. Susan Maklari—UBS—Analyst Okay. And then just going back to the cash flow for a minute. You both have a share repurchase authorization that’s out there that you both use periodically over the last few quarters. Can you talk about how that will, or how you think about that once you combine? Jeff McCall—Standard Pacific Corporation—CFO Yes, Susan this is Jeff. When we combine, really just the remaining share authorization on the Standard Pacific side, will survive, and there’s roughly $40 million of additional capacity there. Obviously, as we progress through the cycle, we’ll [key] maybe revisiting that. Susan Maklari—UBS—Analyst Okay, thank you. Operator (Operator Instructions) Next we’ll go to Susan Berliner with JPMorgan. Susan Berliner—JPMorgan—Analyst Hi, good morning. Way to start off a Monday for the week. (Laughter) Scott Stowell—Standard Pacific Corporation—President & CEO Good morning, Susan. Susan Berliner—JPMorgan—Analyst So I guess, Jeff a couple questions for you. With regards to the combined Company going forward, can you kind of articulate what you see for kind of leverage and your rating goals, and if you’ve talked to the rating agencies about this transaction? Jeff McCall—Standard Pacific Corporation—CFO Sure, we’ll start from the back and work forward. Yes, Gordon and I did have calls with the rating agencies late last week. Early indications were on the positive side, as I think everyone would expect, on the transaction where there’s no cash going out, increasing the equity base, better geographic distribution, and product distribution all very positive from the credit side. We’re both at similar credit ratings, around a notch above us. We’re looking to improve on that in the very near-term. We’ll be talking to our rating agency friends, and making sure they see the true value in this combination. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call From a leverage perspective on a gross debt-to-cap, on a combined basis, this improves for both of us, drops to about 50%. Longer-term, as we progress through this cycle, and then we’ve talked about many times in past, we’re comfortable with slightly higher leverage in the mid innings of the growth phase. But as we progress through that growth phase and into the maintenance phase, we’d look to drive that leverage down. We would like to see the debt-to-cap coming down into the call it, low 40%s, upper 30%s, as we move all the way through the cycle, very comfortable with the 50% we’re at on a combined basis. Susan Berliner—JPMorgan—Analyst Great. And then my second question has to do with I guess future debt issuance. So I know you said the Ryland box will go away and Standard Pacific box will remain but I assume going forward it will be issued out of a new box. So I was wondering if you could talk about the various boxes and if there’s cross guarantees? Jeff McCall—Standard Pacific Corporation—CFO Yes. On the combined, as the deal is structured through a direct merger, the guarantors of the Standard Pacific bonds will become guarantors of the Ryland bonds and vice versa. So the guarantor package under all of the existing debt arguably increases, which should be in our view a positive from a bond holders perspective. And then, going forward, it will be issued out of that combined guarantor package. So a very nice credit package for future issuances and refis of the existing debt. Susan Berliner—JPMorgan—Analyst And so, does that assume the Standard Pacific box will then, as you start issuing go away as well? Jeff McCall—Standard Pacific Corporation—CFO Yes, it will be issued from a one combined. Susan Berliner—JPMorgan—Analyst Great. Okay. Thank you very much. Jeff McCall—Standard Pacific Corporation—CFO Thanks, Sue. Operator Next we’ll go to Stephen Kim with Barclays. Trey Morrish—Barclays Capital—Analyst Hi guys. This is actually Trey on for Steve. Thanks for taking my question. Looking into Ryland’s current operations, the Company is running around a 21% gross margin. To us, it looks like about half your gross margin is coming from profitability on land. Would you say that the fair way to think about it right now? 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Jeff McCall—Standard Pacific Corporation—CFO We never look at profitability separating out the house from the piece of land we buy. So that wouldn’t be a figure we’re comfortable saying, half our value comes from land and half comes from construction. We buy land, we build a house, and have margins above 21% now, and but we don’t break it down that way. Trey Morrish—Barclays Capital—Analyst All right, and then you also talked at length about how this merger allows for the expansion of both Standard Pacific into Ryland areas, and Ryland to StanPac areas. The combined company will have 27 MSAs, where both Ryland and Standard Pacific were not operating concurrently. What are the percentages of revenues and closings for each Company that occurred in those non-overlapping MSAs? Jeff McCall—Standard Pacific Corporation—CFO Trey, I don’t have that in front of me. We can track it down, and shoot that back to you. Trey Morrish—Barclays Capital—Analyst All right, thanks. Appreciate that. Operator Next we’ll go to Will Randow with Citi. Will Randow—Citigroup—Analyst Hey, good morning, congratulations. Scott Stowell—Standard Pacific Corporation—President & CEO Thanks, Will. Will Randow—Citigroup—Analyst In terms of thinking about how to keep your — for lack of better term — how to plan to keep the right people in place, have you designed a compensation structure or retention structure to make sure that these folks aren’t putting their resumes out? Larry Nicholson—Ryland Group, Inc.—President & CEO Well, again, we’re in the early stages of this and obviously the first day of it today. So yes, we’ve taken all those things into consideration and will be communicating with our employees today, and moving that process through. But yes, we will be making sure all our employees are taken care of in the proper form and fashion. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Scott Stowell—Standard Pacific Corporation—President & CEO Let me just add to what Larry said is this is a people business and a talent business. So this is a very important question you’re asking us and so we’ll be very mindful and thoughtful about how we keep our people engaged. That’s the job of leadership, quite frankly to give them a clear vision about what this combined Company is going to be, and how exciting it’s going to be. And then it’s going to be a test of how good our culture really is, and we’ve got a high degree of confidence that we’ve got people totally vested in what we’re trying to do together. And so, we are pretty optimistic that we’ll do the right things, and not suffer that risk. Will Randow—Citigroup—Analyst Thanks for that. And then just as a follow-up, what do you see as the challenges and opportunities related to putting together the combined entity from the perspective of — if we see some acceleration in the cycle the next few months and you’re trying to consolidate, that’s a potential risk because you might be moving slower than the market/ But how do you think you’ll perform from a share perspective going forward? And congrats, again. Larry Nicholson—Ryland Group, Inc.—President & CEO Well, I think short-term obviously, we have two businesses to run until the transaction closes, and that’s what we are focused on first and foremost. Then we have to be ready when the transaction does get to the finish line to be able to push the button, and make it one Company, and keep running as fast as we have to. So I mean, I think that we’ve looked at all of those. Obviously, I think in the near-term really, we’re really focused on the individual businesses, and keeping everybody focused on selling houses and building houses and delivering houses, so we can continue to meet our metrics for the year. And then, as we transition out of that, just really move into that, the new Company. And again, we feel like we’re extremely well-positioned at that point to continue that growth. Will Randow—Citigroup—Analyst Thanks again, guys. Scott Stowell—Standard Pacific Corporation—President & CEO Thank you. Operator Next we’ll go to Jay McCanless with Sterne Agee. Jay McCanless—Sterne, Agee & Leach—Analyst Good morning, everyone. First question, Jeff, you were talking earlier about the DTA. Do you have a pro forma DTA number for the combined Company at March 31? Jeff McCall—Standard Pacific Corporation—CFO At March 31, yes Jay, let me — I do have it in paperwork here somewhere but (multiple speakers) 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Larry Nicholson—Ryland Group, Inc.—President & CEO Ryland is a little over $80 million. Jeff McCall—Standard Pacific Corporation—CFO And $80 million, and $220 million, so it’s somewhere around $300 million? Jay McCanless—Sterne, Agee & Leach—Analyst Okay, perfect. And then the second question in the text and then reading the slides, there have been a couple different references to further consolidation in the industry as a reason for doing this deal. And I am just wondering, is one of the reasons you guys wanted to do this transaction is to get bigger and be able to buy bigger parcels of land, and maybe get into doing more land banking et cetera? Because that’s — I am excited for you guys. I think it’s a great deal, but it seems like there’s something else on the land piece that either we haven’t asked about yet or you guys haven’t said. But could you talk about that and what kind of opportunities you guys see from the land side going forward? Larry Nicholson—Ryland Group, Inc.—President & CEO Well Jay, I think Scott and I looked at this as a strategic opportunity to put two well-performing companies together, and that was how we looked at it. If we talk about further consolidation in the industry, I think those will all be done maybe for different reasons. But we looked at this as an opportunity to take two great companies and put it together. From a land perspective, I think we — on a go-forward, we’ll look at the land on the opportunity, and whether it meets the metrics required for the Company, and the strategy of what we’re looking to go forward. But I don’t — I wouldn’t say that we look to become a land banking Company by any means. We still are a home builder and that’s what we’re going to continue to do. Jay McCanless—Sterne, Agee & Leach—Analyst Okay. Thanks, guys. Appreciate it. Larry Nicholson—Ryland Group, Inc.—President & CEO Thank you. Operator (Operator Instructions) Next we’ll go to Buck Horne with Raymond James. Buck Horne—Raymond James & Associates, Inc.—Analyst Hi thanks. Good morning. My question first starts with MatlinPatterson’s role in the transaction. And just wondering to what extent you can talk about it. But I guess first, is Matlin’s — I just want to confirm this — is Matlin’s convertible preferreds, are they going to be fully converted to common equity with this deal? And secondly, I guess would they be locked up for any period of time from selling any equity post-merger? 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Larry Nicholson—Ryland Group, Inc.—President & CEO Yes. So for starting yes, at closing, all the preferreds will be converted into common, at the stated exchange rate. There is no, nothing new there. Matlin will be subject to a lock-up six months following close. But to the extent, that the Board is — the Board could waive if there was a good opportunity, but generally a six-month lock-up. Buck Horne—Raymond James & Associates, Inc.—Analyst Okay. Okay. That’s helpful. And I guess, we’ve talked a little bit about the synergies, also I guess you talked a little bit about the purchase accounting drag. But are there any other change of control costs, any other severance costs, any other one-time items we should be considering in trying to model the next 12 to15 months here? Jeff McCall—Standard Pacific Corporation—CFO Obviously, with a deal of this size, there is some pretty healthy transaction costs which includes the chain of control costs. We would expect those transaction costs to be somewhere in the neighborhood of $50 million to $55 million. And then, there will be integration costs which includes some severance, and combining the two companies. So transaction costs should basically hit in 2015, integration costs between 2015 and 2016, that should be in the $25 million to $30 million range all-in. Buck Horne—Raymond James & Associates, Inc.—Analyst Okay, perfect. Thanks guys. Jeff McCall—Standard Pacific Corporation—CFO Thanks, Buck. Larry Nicholson—Ryland Group, Inc.—President & CEO Guys, we’re going to take one more question. We’ve got to get to some employee meetings. So if Hannah, if could you bring the last question, please? Operator Yes, our last question comes from James [Finnerty] with Citi. Jim Finnerty—JMP Securities—Analyst Good morning, guys. Just wanted to clarify one thing on Sue’s question earlier. With regard to the structure of the transaction, it looks like reading through the merger agreement that Ryland merges with SPF, and SPF is the surviving entity. So and then post that SPF will have a different name but it will be the same entity, and that will be where all of the debt is located? Just wanting to confirm that. Scott Stowell—Standard Pacific Corporation—President & CEO Confirmed. 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 15, 2015 / 12:00PM, SPF—Standard Pacific Corp and The Ryland Group Inc Announce Merger of Equals Call Jim Finnerty—JMP Securities—Analyst Okay, great. Thanks very much. Appreciate it. Congratulations on the merger. Scott Stowell—Standard Pacific Corporation—President & CEO Thank you. All right. Well, thank you, everyone for joining us this morning for this exciting news. We’ll be anxious to report back to you at the closing. Operator This concludes today’s conference. Thank you for your participation. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2015, Thomson Reuters. All Rights Reserved. 5750263-2015-06-15T16:50:48.743 21 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Cautionary Note Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and may qualify for the safe harbor provided for in Section 21E of the Exchange Act. These forward-looking statements include, among others, statements about the benefits of the acquisition and the expected timing for closing the acquisition. These statements are based on the current beliefs and expectations of the management of The Ryland Group, Inc. (the “Company”) and are subject to known and unknown risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by these forward-looking statements, including, but not limited to: (i) the Company or Standard Pacific may be unable to obtain stockholder approval as required for the merger (the “Merger”) of the Company with and into Standard Pacific Corp., a Delaware corporation (“Standard Pacific”) with Standard Pacific continuing as the surviving corporation in the Merger (the “Surviving Corporation”); (ii) conditions to the closing of the Merger may not be satisfied or waived; (iii) the transaction may involve unexpected costs, liabilities or delays; (iv) the Company’s business may suffer as a result of the uncertainty surrounding the transaction; (v) the outcome of any legal proceeding relating to the transaction; (vi) the Company may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and plan of Merger, dated June 14, 2015, between the Company and Standard Pacific; (viii) the ability of the Surviving Corporation to recognize benefits of the transaction; (ix) risks that the transaction disrupts current plans and operations and the potential difficulties faced by the Surviving Corporation in employee retention as a result of the transaction; and (x) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. For further information regarding the risks associated with the Company’s business, please refer to the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Readers are cautioned not to place undue reliance on these forward-looking statements. Except as may be required under applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No Offer or Solicitation.

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Proposed Transaction and Where to Find It.

In connection with the proposed merger, Standard Pacific will file with the SEC a registration statement on Form S-4 (the “Registration Statement”), in which a joint proxy statement of the Company and Standard Pacific (the “Joint Proxy Statement”) will be included that also constitutes a prospectus of the Surviving Corporation. Investors are urged to read the Registration Statement and the Joint Proxy Statement regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Joint Proxy Statement, as well as other filings containing information about the Company and Standard Pacific at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at www.ryland.com under the link “Investor Relations” and then under the heading “Financial Information” and the subheading “SEC Filings” and from Standard Pacific at www.standardpacifichomes.com under the tab “Investors” and then under the heading “SEC filings.”

Participants in the Solicitation

The Company, Standard Pacific, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the Company’s and Standard Pacific’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of the Company and their ownership of Company stock is set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 25, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 13, 2015. Information regarding Standard Pacific’s directors and executive officers is contained in Standard Pacific’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 23, 2015, and its proxy statement for its 2015 annual general meeting of stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of the Company and Standard Pacific may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of the Company and Standard Pacific stockholders will be included in the Joint Proxy Statement.